UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONELIVING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 NORTH CLARK STREET, SUITE 200
(No. and Street)

CHICAGO	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. MILES 312-670-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. MILES _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STONELIVING SECURITIES LLC _____, as
of March 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



OFFICIAL SEAL
ABBY GATES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/03/2021

_____
Signature

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

StoneLiving Securities, LLC

Financial Report
with Supplemental Information
March 31, 2019

StoneLiving Securities, LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
StoneLiving Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StoneLiving Securities, LLC as of March 31, 2019 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of StoneLiving Securities, LLC as of March 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StoneLiving Securities, LLC's management. Our responsibility is to express an opinion on StoneLiving Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StoneLiving Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information pursuant to Rule 17-a5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of StoneLiving Securities, LLC's financial statements. The supplemental information is the responsibility of StoneLiving Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as StoneLiving Securities, LLC's auditor since 2011.
Chicago, Illinois
May 22, 2019

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2019

Assets	
Cash	$ 2,009,114
Prepaid expenses and other assets	2,077
Total assets	**$ 2,011,191**
Liabilities and Members' Equity	
Liabilities - Accrued expenses	$ 309,869
Members' Equity	1,701,322
Total liabilities and members' equity	**$ 2,011,191**

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2019

Revenue - Investment banking	$ 3,615,750
Expenses	
Salaries and wages - Others	932,309
Salaries and wages - Members	211,875
Occupancy and equipment	45,202
Professional fees	43,165
Communication	26,886
Office	15,189
State registration and filing fees	13,559
Other	1,354
Total expenses	1,289,539
Net Income	**$ 2,326,211**

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Changes in Members' Equity
Year Ended March 31, 2019

Balance - As of April 1, 2018	$ 463,345
Net income	2,326,211
Members' distributions	(1,088,234)
Balance - As of March 31, 2019	**$ 1,701,322**

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2019

Cash Flows from Operating Activities	
Net income	$ 2,326,211
Adjustments to reconcile net income to net cash provided by operating activities	
Change in prepaid expenses and other assets	(506)
Change in accrued expenses	301,790
Net cash provided by operating activities	2,627,495
Cash Flows from Financing Activities - Members' distributions	(1,088,234)
Net Increase in Cash	1,539,261
Cash - Beginning of year	469,853
Cash - End of year	**$ 2,009,114**

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the "Affiliate").

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - In May 2014, The Financial Accounting Standards Board (FASB) issued Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Investment banking revenue includes success fees earned from providing merger and acquisition and other advisory services to clients. Such revenue is recognized when the performance obligations are satisfied. This normally occurs at closing of the transaction or termination of the contract.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2019, the Company had net capital of $1,699,245, of which $1,678,587 was in excess of its required net capital of $20,658. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.0.

StoneLiving Securities, LLC

Note 3 - Major Customers

During the year ended March 31, 2019, the Company's fee revenue was attributable to five customers. There were no balances owed from these customers as of March 31, 2019.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from April 1, 2018 through March 31, 2019, the amount of expenses paid by the Company to the Affiliate was $1,015,557. As of March 31, 2019, the Company owed the Affiliate $278,779, which is included in accrued expenses in the statement of financial condition. This amount owed at March 31, 2019 was paid in April 2019.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2019.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 22, 2019 the date the financial statements were issued.

Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2019

Total Members' Capital	$ 1,701,322
Deductions and/or Charges	
Non-allowable assets	2,077
Net capital before haircuts	1,699,245
Haircuts	-
Net capital	1,699,245
Net Capital Requirement	20,658
Excess net capital	**$ 1,678,587**
Aggregate Indebtedness	**$ 309,869**
Ratio of Aggregate Indebtedness to Net Capital	**0.18 to 1.0**

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2019.

Note: The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to the Possession or Control Requirements under Rule 15c3-3."

STONELIVING SECURITIES LLC

443 North Clark · Suite 200 · Chicago, Illinois · 60654

EXEMPTION REPORT
SEC RULE 17a-5(d)(4)

May 22, 2019

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

StoneLiving Securities, LLC is a broker-dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended March 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.



Signed: _____

Name: Stephen Miles

Title: CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
StoneLiving Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) StoneLiving Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which StoneLiving Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) StoneLiving Securities, LLC stated that StoneLiving Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. StoneLiving Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about StoneLiving Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
May 22, 2019